Exhibit (d)(12)

March 22, 2007

To:	James Barton, Charles Brophy, Marc Cohen, Hector Fortun, John Graham, Richard Gulliver, Bruce Guthart, Martin Hughes, Kirk James, Dale Kaufman, Lawrence Lineker, Tina Osen, Marianne Paine, Dennis Pauls, Mark Pyka, Chad Robertson, Andre Soucisse and Roy Taylor (collectively, the “Executives”)

Re:	Rollover Commitments

Ladies and Gentlemen:

Reference is made to the Rollover Commitments dated as of February 25, 2007 (the “Rollover Commitments”) by and between 0783587 B.C. Ltd., a company incorporated under the laws of British Columbia (“Holdco”), and each Executive.

In connection with the amendment dated as of the date hereof (the “Amendment”) to the Arrangement Agreement dated as of February 25, 2007 (the “Arrangement Agreement”) by and between Hub International Limited, a Canadian corporation, and Maple Tree Acquisition Corporation, a company incorporated under the laws of British Columbia, we are writing to you to confirm our agreement to the following matters, notwithstanding anything to the contrary contained in the Rollover Commitments:

•

that, in connection with increase of the per share purchase price under the Arrangement Agreement pursuant to the Amendment, each reference to “$40.00” per share in the Rollover Commitments shall be deemed to be “$41.50” per share;

•

that in lieu of the options identified in Exhibit B to the Rollover Commitments, we intend to provide the Executives with profits interests in a limited liability company or similar entity affiliated with us (“Newco”);

•	that the aggregate amount of profits interests available to be issued to the Executives and other members of management shall represent approximately 15% of the fully-diluted equity of Newco; and

•

that, for each issuance of profits interests (i) approximately two-thirds of the profits interests will be subject solely to time-based vesting in equal annual increments over a five year period from the date of issuance while the holder remains employed and (ii) approximately one-third of the profits interests will be subject to this time-based vesting and to Apax receiving a 2x return on its investment and a 20% IRR.

Very truly yours,

0783587 B.C. LTD.

By:	/s/ Mitch Truwit
Name: Mitch Truwit Title: Secretary